May 27, 2011
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549-0306

Re:	AMC Networks Inc. Form 10-12B Filed March 17, 2011 File No. 001-35106
Dear Mr. Spirgel:
     This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated May 25, 2011, concerning the Form 10 (“Form 10”) of AMC Networks Inc. (the “Company”).
     The following is the Company’s response to the Comment Letter. As a result of the revisions to the Form 10, some page references have changed. The page references in the comments refer to page numbers of the Information Statement filed as Exhibit 99.1 to the Form 10, as filed on May 17, 2011, and the page references in the responses refer to page numbers in the marked copy of the Information Statement filed as Exhibit 99.1 to Amendment No. 4 to the Form 10, as filed on May 27, 2011. The Company has, concurrently with the filing of this response letter, provided six marked copies of the amended Information Statement via messenger.
Executive Compensation, page 104
Cablevision Elements of In-Service Compensation, page 105
Performance Awards, page 107
1.	We note your response to comment one from our letter dated May 9, 2011 and are unable to agree. We note that the performance award measures disclosed are material financial metrics for investors. Disclosure of your performance targets for these measures after the historical numbers have been disclosed seems warranted by Item 402 of Regulation S-K. Much of the insight that you argue disclosure of these targets will afford constitutes important information for investors to fully evaluate material compensatory payments made under your respective incentive plans. In addition, your argument that competitors could use such information to evaluate your achievement if internal strategic goals conflicts with your responsibility to discuss the company’s performance, including material known trends and management strategies, in management’s discussion and analysis of financial condition and results of operation. Therefore, please amend your filing to specify the performance targets the Compensation Committee established for determining 2010 incentive compensation for both annual incentive awards as well as long-term incentive awards. Refer to Item 402(b)(2)(v) of Regulation S-K.
Company Response: In response to the Staff’s comment with respect to long-term performance awards, the Company has made revisions to the Form 10 on pages 108 to 109 to disclose historical target amounts under performance awards and the actual performance against those targets.
With respect to annual incentive awards, which are also referred to in the Staff’s comment, the Company has made revisions to the Form 10 on pages 106 to 107 to disclose in more detail the methodology for determining payouts under the annual incentive awards in 2010. Because annual incentive awards are based on a large number of individual performance objectives (at least 30 such objectives exist for each of the Company’s named executive officers), it would be impractical to disclose performance targets for each of the objectives, and given the nature of the objectives (which include a significant number of industry-specific, non-financial performance objectives) such disclosure would not provide information that would be meaningful to the vast majority of the Company’s investors. In addition to a detailed description of the award methodology, however, the Company has also disclosed, for each named executive officer, a “rolled-up” weighted-average achievement percentage, which will provide investors with an indication of overall performance against targets, and the percentage payout against targeted payout under the plan.
Please note that, in addition to the changes discussed above, the Company has made several other changes to the Form 10, which are shown in the marked copies of the Information Statement filed as Exhibit 99.1 to the Amendment No. 4 to the Form 10.
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In responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials, please call the undersigned at (646) 273-7390.

Very truly yours,

/s/ Joshua W. Sapan
Joshua W. Sapan
President and
Chief Executive Officer

cc:	Jonathan Groff
Inessa Kessman
Dean Suehiro
(Securities and Exchange Commission)

Jamie Gallagher
(Executive Vice President and General Counsel)

John P. Mead
(Sullivan & Cromwell LLP)

Leonard Sturm
(KPMG LLP)